

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03026952

No Act
P.E. 4-24-03
1096050

July 10, 2003

Kevin S. Woltjen
Woltjen Law Firm
4144 North Central Exprwy., Ste. 410
Dallas, TX 75204

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 7/10/2003

Re: Global Entertainment Holdings/Equities, Inc.
Incoming letter dated April 24, 2003

Dear Mr. Woltjen:

This is in response to your letter dated April 24, 2003 concerning the shareholder proposal submitted to Global Entertainment by David E. Abboud. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: David E. Abboud
R&D Company
5709 F. Street
Omaha, NE 68117

WOLTJEN
LAW FIRM

4144 NORTH CENTRAL EXPRWY., STE. 410
DALLAS, TEXAS 75204

TELEPHONE: 214-742-5555
FACSIMILE: 214-742-5545
E-MAIL: woltjenlaw@woltjenlaw.com



April 24, 2003

VIA OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Please find enclosed for filing an original and six (6) copies of five (5) separate letters, including exhibits thereto, seeking confirmation that the staff of the Securities and Exchange Commission will not recommend enforcement action if Global Entertainment Holdings/Equities, Inc. (the "Company") omits from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders, the stockholder proposals submitted to the Company by Donald J. Lisa, Steven Abboud, Shining Star Investments, Inc., David Abboud and Steven Finn.

Please send a file-stamped copy of each letter back to Woltjen Law Firm at 4144 North Central Expressway, Suite 410, Dallas, Texas 75204 in the self-addressed stamped envelopes provided herein.

Should you have any questions, please feel free to call me at 214-742-5555.

Sincerely,



Christina Trench


SEC MAIL PROCESSING
RECEIVED
APR 25 2003
WASH. D.C. 184 SECTION

WOLTJEN
LAW FIRM

4144 NORTH CENTRAL EXPRWY., STE. 410
DALLAS, TEXAS 75204

TELEPHONE: 214-742-5555
FACSIMILE: 214-742-5545
E-MAIL: woltjenlaw@woltjenlaw.com

April 24, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

VIA OVERNIGHT DELIVERY


SEC MAIL PROCESSING
RECEIVED
APR 25 2003
WASH. D.C. 207 SECTION

Ladies and Gentlemen:

As counsel to Global Entertainment Holdings/Equities, Inc. (the "Company"), we are writing to seek confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy statement and form of proxy for its 2003 Annual Meeting of Stockholders (the "Proxy Materials") the stockholder proposal and supporting statement (together, the "Proposal") submitted to the Company in a December 12, 2002 letter from David Abboud ("Proponent"). Pursuant to Rule 14a-8(j)(2) under the Securities Exchange Act of 1934 (the "1934 Act"), enclosed are six copies of each of the following:

1. this letter;
2. Proponent's December 10, 2002 letter to the Company (attached as Exhibit A);
3. Proponent's December 12, 2002 letter to the Company which includes the Proposal (attached as Exhibit B);
4. the Company's December 20, 2002 letter to David Abboud pursuant to Rule 14a-8(f), which sets forth the procedural and eligibility deficiencies of the Proposal (attached as Exhibit C); and
5. Proponent's December 30, 2002 letter in response to the procedural and eligibility deficiencies of the Proposal (attached as Exhibit D).

The Company expects to file its definitive Proxy Materials in mid-July 2003 and intends to omit the Proposal for the reasons set forth herein. The exclusion is permitted by Rules 14a-8(c), 14a-8(i)(1), 14a-8(i)(3),14a-8(i)(6) and 14a-8(i)(7) under the 1934 Act, as well as Commission precedent.

Rule 14a-8(c) Number of Proposals

Proponent's December 12, 2002 letter failed to comply with the procedural requirement that each shareholder submit no more than one proposal for a particular shareholder's meeting pursuant to Rule 14a-8(c) of the 1934 Act. Proponent's letter included (i) a proposal to amend the Company's bylaws to require a 2/3 vote of the shareholders to change said bylaws from that date forward and (ii) a proposal to further obtain a 2/3 vote of the shareholders to ratify the changes made to the bylaws by the board of directors at their meeting on July 15, 2002.

Proponent's December 30, 2002 response to the Company's notice of procedural deficiencies attempted to modify the proposal and submit a single proposal for inclusion in the Proxy Materials. However, by making the proposal in his December 30, 2002 letter "retroactively effective as of January 1, 2002," Proponent in effect resubmitted two proposals for inclusion in the Proxy Materials in violation of the "single proposal" rule. The two proposals are (i) amending the Company's bylaws to require a 2/3 vote of shareholders for any change to the bylaws and (ii) retroactively applying this amendment effective to January 1, 2002. As the bylaws were amended on July 15, 2002 in compliance with the Company's articles of incorporation and bylaws, as well as state law and Commission rules and regulations, this Proposal effectively requires the Company to invalidate the current bylaws and restore them to their pre-July 15, 2002 form. This additional proposal also constitutes "bundling" of related proposals in a single item which is prohibited by Rule 14a-4.

Accordingly, the Proposal is not in compliance with the eligibility and procedural requirements of Rule 14a-8(c) and may therefore be excluded.

Rule 14a-8(i)(1) Proper Subject Exclusion

The Proposal, if approved by the Company's shareholders, would be binding on the Company and therefore improper under Colorado law. A proposal that mandates a particular act is inconsistent with the board of director's authority to manage the company and therefore will not be proper under applicable state law. Section 7-108-101 of the Colorado Corporations and Associations Act provides that all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the board of directors. The Proposal would abrogate the powers of the Company's board of directors and would require management to amend the Company's bylaws to require a 2/3 vote of shareholders to make any change the bylaws and retroactively apply this amendment to January 1, 2002.

Accordingly, the Proposal may be excluded under the authority of Rule 14a-8(i)(1).

Rule 14a-8(i)(3) Violation of Proxy Rules

The Proposal is contrary to the Commission's proxy rule 14a-9 which prohibits materially false or misleading statements in proxy soliciting materials, therefore the Proposal should be excluded.

The Proposal as submitted intrudes upon the discretionary authority of the Company's board of directors and is also inherently vague and indefinite. As written, the Proposal calls for the Company to amend its bylaws to require a 2/3 vote of shareholders for any change to the bylaws and to retroactively apply this amendment effective to January 1, 2002. The wording in the Proposal of "a 2/3 vote of the shareholders" is misleading as it implies that a vote by two-thirds of the Company's shareholders would be required to approve any changes to the Company's bylaws, when in effect, two-thirds of the Company's shareholders may not beneficially own two-thirds of the Company's outstanding shares entitled to vote, or even a majority of the outstanding shares entitled to vote.

Accordingly, the Proposal is so vague and indefinite that it is likely to mislead the Company's shareholders and therefore may be excluded under the authority of Rule 14a-8(i)(3), which provides that an issuer may omit a proposal from its proxy material if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials."

Rule 14a-8(i)(6) Absence of Power/Authority

If adopted, the Proposal would require the Company to take actions that are beyond the power of the Company to effectuate and may therefore be excluded under Rule 14a-8(i)(6).

The Proposal's objective of amending the Company's bylaws to require a 2/3 vote of shareholders to change the bylaws and retroactively applying this amendment to January 1, 2002 would call for the Company to require 2/3 of its shareholders to approve any amendments to the Company's bylaws which occurred since January 1, 2002. This requires the Company to undertake acts it cannot carry out because it does not possess the ability to invalidate currently effective bylaws. The power to amend the Company's bylaws rests with the Company's board of directors and/or shareholders and cannot be usurped by the Company.

Accordingly, the Proposal, if adopted, would require the Company to take actions that are beyond the power of the Company to effectuate and therefore should be excluded from the Proxy Materials under Rule 14a-8(i)(6).

Rule 14a-8(i)(7) Ordinary Business Operations

Under Rule 14a-8(i)(7), a proposal may be omitted from proxy materials if it deals with a matter relating to the company's ordinary business operations. The policy underlying this rule:

> "...is basically the same as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and directions of shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Wal-Mart Stores, Inc. (SEC No-Action Letter January 30, 1998) quoting Commission Release No. 34-19135, n. 47 (October 14, 1982) quoting the testimony of Commission Chairman Armstrong at the Hearings on SEC Enforcement Problems Before the Subcommittee of the Senate Committee on Banking and Currency, 85th Cong. 1st Sess., 118 (1957). "Accordingly, the rule excludes shareholder proposals that 'deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business.'" Release No. 34-12999 (November 22, 1976); accord. Release No. 34-19135, at n. 47.

Section 7-108-101 of the Colorado Corporations and Associations Act, the law under which the Company is incorporated, mirrors this policy by providing that "...all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the board of directors ..."

The purpose of the Proposal is to cause the Company to amend its bylaws to require a 2/3 vote of shareholders to change the bylaws and retroactively apply this amendment to January 1, 2002. Effecting amendments to the Company's bylaws are attendant to memorializing routine changes in rules adopted by the board of directors for the management of the Company's affairs. The Proposal therefore requires actions which constitute ordinary business operations and procedures confined to the domain of the Company's board of directors and beyond the competence and directions of its shareholders. Whether the Company should undertake any such actions is within the discretion of the Company's board of directors in managing the business and affairs of the Company and is not an appropriate subject for a shareholder vote.

For the reasons stated above, the Proposal may be excluded under Commission precedent and the authority of Rule 14a-8(i)(7) as it deals with a matter relating to the Company's ordinary business operations.

Conclusion

For all of the above reasons, it is our opinion that the Proposal may properly be excluded from the Proxy Materials for the Company's 2003 Annual Meeting of Stockholders. On behalf of the Company, we hereby respectfully request confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is excluded from the Proxy Materials for the Company's 2003 Annual Meeting of Stockholders for the reasons set forth above. If the Staff disagrees with the Company's conclusions regarding exclusion of the Proposal, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to speak to you by telephone prior to the issuance of the Staff's Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (214) 742-5555.

In accordance with Rule 14a-8(j) under the 1934 Act, the Company is contemporaneously notifying the Proponent, by copy of this letter, of its intention to exclude the Proposal from the Company's Proxy Materials.
Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to us in the pre-paid and self-addressed envelope provided herein.

Sincerely,



Woltjen Law Firm

cc: David Abboud

6700 F Street, Omaha NE 68117, Tel: 402-734-7600, Fax: 734-2070


Commercial Realty, Inc.

Fax

To:	Board of Directors	From:	David E. Abboud
[illegible]	Global Entertainment		
Fax:	305-373-4688	Pages:	2
Phone:	305-374-2082	Date:	12/10/2002
Re:	Shareholders Meeting	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

• Comments:

Gentlemen,

Attached find proposal to be included on the next annual meeting of the shareholders.

Copy to follow via U.S. Mail.

Sincerely,

David E. Abboud


EXHIBIT
A

Proposal to be included on the next annual meeting of the shareholders of Global Entertainment Holdings/Equities, Inc.

December 10, 2002

To the Board of Directors of Global Entertainment Holdings/Equities, Inc.:

Mr. David Abboud and R&D Company, Shareholders of the Company which represents approximately ___100,000___ shares or approximately _1__% and $_20,000.00___ in market value of the currently issued and outstanding shares. I am requesting the following resolution to be included on the agenda for the next annual meeting of the shareholders. As specified in the December 31, 2001 10KSB, the deadline for submission of shareholder proposals is December 15, 2002. More specifically the clause reads, "Proposals of shareholders that are intended to be presented at the Company's next Annual Meeting must comply with the requirements of Rule 14a-8 promulgated by the Securities and Exchange Commission under Regulation 14A of the Securities Exchange Act of 1934, and must be received by the Company no later then December 15, 2002 in order to be included in the proxy statement and proxy relating to the meeting. We have taken the liberty to have an attorney review Rule 14a-8 and advise us as to the legality of inclusion of the following proposals and issues that we feel need to be included at the next annual meeting:

Proposal: To amend the Company's Bylaws to require a 2/3's vote of the shareholders to change the Bylaws from this point forward;

STATEMENT OF SUPPORT FOR THE MATTERS TO BE ACTED UPON AT THE MEETING

A vote in favor of this proposal will require an additional 16% more votes to change Bylaws in the future and prevent the Bylaws from being changed with a minimal swing vote in favor of management. This will protect all shareholders from management led modifications in the Bylaws that may be against the best interests of the shareholders.

In accordance with Rule 14a-8 of the Securities and Exchange Commission, I David Abboud meet the eligibility requirement as follows:

1. I have held more than $2000 in market value and over 1% of the Company's securities entitled to be voted on for at least one year prior to this date and will continue to hold the required number of these securities until the next annual meeting of the shareholders.
2. I have submitted no more than one proposal.
3. My proposal is within the 500 word limit
4. I am submitting this proposal prior to the deadline specified in the 2001 10KSB filed with the SEC



David E. Abboud
Shareholder

5709 F Street, Omaha NE 68117. Tel: 402-734-7800. Fax: 734-2070

Commercial Realty, Inc.

Fax

To:	Board of Directors	From:	David E. Abboud
Bus:	Global Entertainment		
Fax:	305-373-4888	Pages:	2
Phone:	305-374-2082	Date:	12/13/2002
Re:	Shareholders Meeting	CC:	

☐ Urgent ☐ For Review ☐ Please Comment ☐ Please Reply ☐ Please Recycle

• Comments:

Gentlemen,

Attached find proposal to be included on the next annual meeting of the shareholders.

Copy to follow via over-night delivery.

Sincerely,

David E. Abboud

EXHIBIT

tabbies

B

Proposal to be included on the next annual meeting of the shareholder of Global Entertainment Holdings/Equities, Inc. in lieu of previous proposal dated December 10, 2002.

December 12, 2002

To the Board of Directors of Global Entertainment Holdings/Equities, Inc.:

Mr. David E. Abboud, is acting in his personal capacity and that of president of R & D Company, Inc, shareholders of the Company who together represent approximately 100,000 shares and $20,000.00 in market value of the currently issued and outstanding stock of the Company. I am requesting the following Proposal to be included on the agenda for the next annual meeting of the shareholders. As specified in the December 31, 2001 10KSB, the deadline for submission of shareholder proposals is December 15, 2002. More specifically, the clause reads, "Proposals of shareholders that are intended to be presented at the Company's next annual meeting must comply with the requirements of Rule 14A of the Securities Exchange Act of 1934, and must be received by the Company no later than December 15, 2002 in order to be included in the proxy statement and proxy relating to the meeting". We have had an attorney review Rule 14A-8 and advise me as to the legality of inclusion of the following proposal and issues that I feel need to be included at the next annual meeting.

Proposal: To amend the Company's By-laws to require a two thirds (2/3) vote of the shareholders to change said By-laws from this point forward and further to obtain a two thirds (2/3) vote of the shareholders to ratify the changes made to the By-laws by the Board of Directors at their meeting of July 15, 2002.

STATEMENT OF SUPPORT FOR THE MATTERS TO BE ACTED UPON AT THE METING

A vote in favor of this proposal will require an additional 16.66% more votes to change By-laws in the future and will require ratification of the previous By-laws' change effected by the Board at its July 15, 2002 meeting that was passed without a shareholder vote. This will protect all shareholders from management led modifications in the By-laws that may be against the best interests of the shareholders.

In accordance with Rule14A-8 of the Securities and Exchange Commission, I, David E. Abboud, for R & D CO., INC., and myself meet the eligibility requirements as follows:

1. I have held more than $2000 in market value of the Company's securities entitled to be voted for at least one year prior to this date and will continue to hold the required number of shares until the next annual meeting of the shareholders. Shares are held in street name in my account at Perelman Carley & Associates, Inc. and a letter reflecting same from Perelman Carley will be forwarded to you.
2. I have submitted no more than one proposal.
3. My proposal is within the 500 word limit
4. I am submitting this proposal prior to the deadline specified in the 2001 10KSB filed with the SEC.



David E. Abboud


Global
Entertainment
Holdings/Equities, Inc.

R&D Company
David Abboud
5709 F Street
Omaha, NE 68117

December 20, 200

Re: Shareholder Proposal for Global's Next Annual Meeting of Shareholders

Dear David:

Please be advised that the proposal dated December 12, 2002 that you submitted to Global Entertainment Holdings/Equities, Inc. ("Global") for presentation by you at Global's next annual meeting of shareholders fails to comply with the procedural requirement as each shareholder may submit no more than one proposal for a particular shareholder's meeting pursuant to Rule 14a-8(c) of the Securities Exchange Act of 1934 ("Act"). As you have submitted more than one proposal, your proposal is procedurally deficient.

However, as the Global Board is considering including a proposal similar to yours regarding shareholder approval to amend Global's bylaws in the future, we are interested in discussing this proposal with you and look forward to a logical conclusion.

Please note that your response to this notification must be postmarked, or transmitted electronically, no later than fourteen (14) days from the date you receive it.

Sincerely,



Bryan Abboud
CEO
Global Entertainment Holdings/Equities Inc

EXHIBIT
C

Modified Proposal to be included on the next annual meeting of the shareholder of Global Entertainment Holdings/Equities, Inc. in compliance with Global letter of Dec. 20, 2002 and in place of proposal dated Dec. 12, 2002.

December 30, 2002

To the Board of Directors of Global Entertainment Holdings/Equities, Inc.:

Mr. David E. Abboud, is acting in his personal capacity and that of president of R & D Company, Inc, shareholders of the Company who together represent approximately 100,000 shares and $20,000.00 in market value of the currently issued and outstanding stock of the Company. I am requesting the following Proposal to be included on the agenda for the next annual meeting of the shareholders. As specified in the December 31, 2001 10KSB, the deadline for submission of shareholder proposals is December 15, 2002. More specifically, the clause reads, "Proposals of shareholders that are intended to be presented at the Company's next annual meeting must comply with the requirements of Rule 14A of the Securities Exchange Act of 1934, and must be received by the Company no later than December 15, 2002 in order to be included in the proxy statement and proxy relating to the meeting". We have had an attorney review Rule 14A-8 and advise me as to the legality of inclusion of the following proposal and issues that I feel need to be included at the next annual meeting.

Proposal: Retroactively effective as of January 1, 2002, approval of any changes in the by-laws shall require a (2/3) vote of the shareholders.

STATEMENT OF SUPPORT FOR THE MATTERS TO BE ACTED UPON AT THE METING

A vote in favor of this proposal will require an additional 16.66% more votes to change By-laws in the future and will require ratification of the previous By-laws' change effected by the Board at its July 15, 2002 meeting that was passed without a shareholder vote. This will protect all shareholders from management led modifications in the By-laws that may be against the best interests of the shareholders.

In accordance with Rule14A-8 of the Securities and Exchange Commission, I, David E. Abboud, for R & D CO., INC., and myself meet the eligibility requirements as follows:

1. I have held more than $2000 in market value of the Company's securities entitled to be voted for at least one year prior to this date and will continue to hold the required number of shares until the next annual meeting of the shareholders. Shares are held in street name in my account at Perelman Carley & Associates, Inc. and a letter reflecting same from Perelman Carley will be forwarded to you.
2. I have submitted no more than one proposal.
3. My proposal is within the 500 word limit
4. I am submitting this proposal prior to the deadline specified in the 2001 10KSB filed with the SEC.

David E. Abboud


EXHIBIT
D
tabbles

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

July 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Global Entertainment Holdings/Equities, Inc.
Incoming letter dated April 24, 2003

The proposal relates to requiring that the "approval of any changes in the by-laws shall require a (2/3) vote of the shareholders" and makes this requirement retroactive as of January 1, 2002.

We are unable to concur in your view that Global Entertainment may exclude the proposal under rule 14a-8(c). Accordingly, we do not believe that Global Entertainment may omit the proposal from its proxy materials in reliance on rule 14a-8(c).

We are unable to conclude that Global Entertainment has met its burden of establishing that Global Entertainment may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. Accordingly, we do not believe that Global Entertainment may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Global Entertainment may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Global Entertainment may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Global Entertainment may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Global Entertainment may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Global Entertainment may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Global Entertainment may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,



Grace K. Lee
Special Counsel